UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 24, 2017

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒X

London Arbitration Tribunal Ruling

On December 22, 2016, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and its subsidiary, Navios South American Logistics Inc. announced that on December 21, 2016, a London arbitration tribunal ruled the 20-year contract between Corporacion Navios S.A. and Vale International S.A. for the iron ore port under construction to be in full force and effect. A copy of the press release announcing the ruling is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

Results of the Annual Meeting of Stockholders

On December 15, 2016, the Company held its 2016 Annual Meeting of Stockholders (the “Annual Meeting”). The record date for the Annual Meeting was November 24, 2016. As of the record date, a total of 117,127,796 shares of the Company’s common stock were entitled to vote at the Annual Meeting. There were 44,951,726 shares of common stock present in person or by proxy at the Annual Meeting. Set forth below are the matters acted upon by the stockholders, and the final voting results of each such proposal.

1.	Election of Directors. The Company’s stockholders voted to elect Shunji Sasada and Spyridon Magoulas as Class B Directors of the Company, whose terms, upon election, will expire in 2019.

	For	Withhold
Shunji Sasada	44,434,288	517,438
Spyridon Magoulas	44,269,670	682,056

2.	Approval of an amendment to the Charter. Consistent with the Certificates of Designation for the Company’s Series G and Series H Preferred Stock (the “Certificates of Designation”), the Company proposed an amendment to the Charter to effectuate any and all such changes as may be necessary to permit the Series G and/or Series H Holders the ability to exercise certain voting rights pursuant to the Certificates of Designation. This proposal failed to receive the affirmative vote of holders of two-thirds of the Company’s issued and outstanding common stock entitled to vote at the Annual Meeting which was required to approve the proposal.

For	Against	Abstain
43,989,924	738,376	223,426

3.	Ratification of appointment of PricewaterhouseCoopers. The Company’s stockholders voted to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the year ending December 31, 2016.

For	Against	Abstain
44,704,156	164,549	83,021

Operational and Financial Results

On November 22, 2016, the Company issued a press release announcing the operational and financial results for the three and nine months periods ended September 30, 2016. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: January 24, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated December 22, 2016: London Arbitration Tribunal Rules Contract Between Corporacion Navios S.A. and Vale International S.S. in Full Force.

99.2	Press Release, dated November 22, 2016: Navios Maritime Holdings Inc. Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2016.